SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated February 18, 2026 “CONDENSED CONSOLIDATED UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 AND CASH DIVIDEND DECLARATION”
99.2    Release dated February 18, 2026 “CONDENSED CONSOLIDATED UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2025”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: February 18, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

CONDENSED CONSOLIDATED UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 AND CASH DIVIDEND DECLARATION

INTRODUCTION
The contents of this announcement are the responsibility of the board of directors of DRDGOLD (“Board”).
As the information in this announcement does not provide all of the details, any investment decisions should be based on the full results which are available through the following JSE cloudlink https://senspdf.jse.co.za/documents/2026/JSE/ISSE/DRD/Interim_26.pdf and also available for viewing on the Company’s website at https://www.drdgold.com/jdownloads/Downloads/booklet-2026.pdf.
KEY FINANCIAL RESULTS SUMMARY

	Six months ended 31 December 2025	Six months ended 31 December 2024	% change
Revenue – R million	5,053.2	3,802.3	33
Operating profit – R million	2,712.8	1,578.7	72
Earnings per share – South African (“SA”) cents per share (“cps”)	222.7	112.6	98
Headline earnings per share – SA cps	223.2	112.6	98
Interim dividend – SA cps	50	30	67

As required in terms of paragraph 4.13(e) of the JSE Listings Requirements (“Listings Requirements”), the Board hereby confirms that the interim results for the six-month period ended 31 December 2025, have been prepared in compliance with the Listings Requirements.
CASH DIVIDEND DECLARATION
The Board has declared an interim cash dividend of 50 SA cps for the six months ended 31 December 2025 as follows:
•The dividend has been declared out of income reserves
•The local Dividend Withholding Tax rate is 20% (twenty percent)
•The gross local dividend amount is 50 SA cps for shareholders exempt from Dividend Withholding Tax
•The net local dividend amount is 40 SA cps for shareholders liable to pay Dividend Withholding Tax
•DRDGOLD currently has 867 397 699 ordinary shares in issue
•DRDGOLD’s income tax reference number is 9160/013/60/4
In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the Listings Requirements, given the Company’s primary listing on the exchange operated by the JSE Limited, the salient dates for payment of the dividend are as follows:

•Last date to trade ordinary shares cum-dividend: Tuesday, 10 March 2026
•Ordinary shares trade ex-dividend: Wednesday, 11 March 2026
•Record date: Friday, 13 March 2026
•Payment date: Monday, 16 March 2026
On payment date, dividends due to holders of certificated ordinary shares on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant (CSDP) or broker.
To comply with the further requirements of Strate, between Wednesday, 11 March 2026 and Friday, 13 March 2026, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom share registers will be Monday, 16 March 2026.
The holders of American Depositary Receipts (“ADRs”) should confirm dividend details with the depository bank.
ADR information is tentative and subject to confirmation by the depository bank. Assuming an exchange rate of R16.00/$1, the net dividend payable on an ADR is equivalent to 25 United States cents per share for ADR holders liable to pay Dividend Withholding Tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
On behalf of the Board
TJ Cumming                            DJ Pretorius
Non-Executive Chairman                    Chief Executive Officer
Johannesburg
18 February 2026
DIRECTORS
#Independent
^Lead Independent

Executives:
DJ (Niël) Pretorius (Chief Executive Officer)
H (Henriette) Hooijer (Chief Financial Officer)

Non-executives:
TJ Cumming (Non-Executive Chairman); EA Jeneker#^; JA Holtzhausen#, TVBN Mnyango#, RA Brady, KP Lebina# and CD Flemming#
Company Secretary:
K Mbanyele
MEDIA AND INVESTOR RELATIONS:
Email: DRDGOLD_Communications@thirdactconsultants.com
Tel: +27 79 517 4749
Website: www.drdgold.com

REGISTERED OFFICE:
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa

SPONSOR:
One Capital
17 Fricker Road, Illovo, 2196